Exhibit 99.1

Tricon Reports Solid Q2 2022 Results Driven by Strong SFR Fundamentals and Fee Income

TORONTO--(BUSINESS WIRE)--August 10, 2022--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today its consolidated financial results for the three and six months ended June 30, 2022.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the second quarter, including the following highlights:

  Net income from continuing operations increased by 185% year-over-year to $416.9 million compared to $146.3 million in Q2 2021; diluted earnings per share from continuing operations increased by 18% year-over-year to $0.85 compared to $0.72 per share in Q2 2021;
  Core FFO of $51.0 million increased by 42.8% year-over-year and Core FFO per share of $0.16 increased by 14.3% driven by single-family rental home acquisitions, solid operational results and higher fee income, partially offset by a 24% increase in weighted average diluted shares outstanding stemming largely from Tricon's U.S. public offering in October 2021;1
  Same home Net Operating Income ("NOI") for the single-family rental portfolio in Q2 grew by 10.5% year-over-year and same home NOI margin increased by 1.3% to 68.2%. Same home occupancy increased by 0.8% year-over-year to a record of 98.3%, same home turnover remained low at 16.5% and blended rent growth was 8.4% (comprised of new lease rent growth of 19.6% and renewal rent growth of 6.4%);
  The single-family rental portfolio expanded by 7.7% during the quarter (34% year-over-year) through the organic acquisition of 2,489 homes at an average price of $364,000 per home (including closing and up-front renovations costs) for a total acquisition cost of $906 million, of which Tricon's proportionate share was $274 million;
  Positive trends continued into the third quarter, with same home rent growth of 9.3% in July 2022, including 23.5% growth on new leases and 6.5% growth on renewals, while same home occupancy was 97.8% and same home turnover remained seasonally low at 18.2%. The steady pace of acquisitions is expected to continue and management is on track to reach its target of 8,000 home acquisitions in 2022; and
  The Company closed a successor single-family rental build-to-rent Investment Vehicle with the Arizona State Retirement System ("ASRS") with a total equity commitment of $500 million.

"As we enter a period of economic uncertainty, our conviction in the defensive nature of our business and positive outlook for the future remains resolute,” said Gary Berman, President and CEO of Tricon. “If investors or market observers were expecting softer operational results or signs of consumer weakness in Tricon’s Q2 2022 financial results, then they would be disappointed to find the very opposite. In fact, operational performance across all our rental businesses is as good as we have ever seen with NOI margin, occupancy, blended rent growth and turnover at record or near record levels (and continuing into July). In an environment of relatively tight housing supply, full employment, higher mortgage rates and declining homeownership affordability, the demand for rental housing is robust with single-family rental being a particularly strong beneficiary. As such, we intend to stay calm and carry on, and use our substantial access to capital in our private investment vehicles to deliver on our growth plans.”

Financial Highlights

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$416,860	$146,322	$580,317	$188,226
Fair value gain on rental properties	395,835	254,312	695,407	366,614

Basic earnings per share attributable to shareholders of Tricon from continuing operations	1.51	0.73	2.11	0.95
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.85	0.72	1.49	0.94

Net loss from discontinued operations	—	—	—	(67,562)
Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	(0.34)
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	—	—	(0.34)

Dividends per share(1)	$0.058	$0.056	$0.116	$0.112

Weighted average shares outstanding - basic	274,598,588	199,113,835	274,345,001	197,024,375
Weighted average shares outstanding - diluted	311,913,232	200,742,510	311,929,796	198,586,256

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$51,009	$35,726	$94,044	$68,248
Adjusted funds from operations ("AFFO")	40,730	28,226	74,388	54,030

Core FFO per share(3)	0.16	0.14	0.30	0.27
AFFO per share(3)	0.13	0.11	0.24	0.22

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 311,913,232 and 311,929,796 for the three and six months ended June 30, 2022 and 252,511,687, and 250,358,803 for the three and six months ended June 30, 2021, respectively.

Net income from continuing operations in the second quarter of 2022 was $416.9 million compared to $146.3 million in the second quarter of 2021, and included:

  Revenue from single-family rental properties of $155.1 million compared to $107.0 million in the second quarter of 2021, driven primarily by 33.9% growth in the single-family rental portfolio to 33,423 homes and a 10.4% year-over-year increase in average effective monthly rent (from $1,513 to $1,670).
  Direct operating expenses of $50.7 million compared to $36.3 million in the second quarter of 2021, largely as a result of the growth of the rental portfolio, higher property tax expenses associated with increasing property values, as well as general cost and labor market inflationary pressures.
  Revenue from private funds and advisory services of $20.4 million compared to $13.1 million in the second quarter of 2021, primarily attributable to performance fees earned from the U.S. residential development portfolio, along with property management fees earned from the U.S. multi-family portfolio following the internalization of its property management functions.
  Fair value gain on rental properties of $395.8 million compared to $254.3 million in the second quarter of 2021 driven by the appreciation of home values within the single-family rental portfolio. The higher home prices are attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, but are predominantly reflective of perennially low supply of existing and new homes for sale throughout the United States and in particular in the Company's target markets.

Net income from continuing operations for the six months ended June 30, 2022 was $580.3 million compared to $188.2 million for the period ended June 30, 2021, and included:

  Revenue from single-family rental properties of $293.9 million and direct operating expenses of $96.3 million compared to $206.4 million and $69.5 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $60.8 million attributable to the expansion of the single-family rental portfolio as well as strong rent growth.
  Fair value gain on rental properties of $695.4 million compared to $366.6 million in the prior year, for the reasons discussed above.

Core funds from operations ("Core FFO") for the second quarter of 2022 was $51.0 million, an increase of $15.3 million or 43% compared to $35.7 million in the second quarter of 2021. This increase in Core FFO was primarily driven by significant NOI growth from the single-family rental business as discussed above and higher fees earned by the Company's Private Funds and Advisory business from new Investment Vehicles. Notably, the Company earned $8.3 million of performance fees during the quarter, compared to $3.9 million in the prior period. For these same reasons, Core FFO increased by $25.8 million or 38% to $94.0 million for the six months ended June 30, 2022 compared to $68.2 million in the prior period.

Adjusted funds from operations ("AFFO") for the three and six months ended June 30, 2022 was $40.7 million and $74.4 million, respectively, an increase of $12.5 million (44%) and $20.3 million (38%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio and inflationary cost pressures for both materials and labor.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except percentages and homes)	2022	2021	2022	2021

Total rental homes managed			33,587	25,008
Total proportionate net operating income (NOI)(1)	$67,187	$54,057	$130,478	$105,684
Total proportionate net operating income (NOI) growth(1)	24.3%	9.9%	23.5%	9.1%
Same home net operating income (NOI) margin(1)	68.2%	66.9%	68.1%	67.0%
Same home net operating income (NOI) growth(1)	10.5%	N/A	11.0%	N/A
Same home occupancy	98.3%	97.5%	98.2%	97.4%
Same home annualized turnover	16.5%	23.8%	15.2%	22.6%
Same home average quarterly rent growth - renewal	6.4%	4.7%	6.3%	4.4%
Same home average quarterly rent growth - new move-in	19.6%	16.9%	19.0%	14.8%
Same home average quarterly rent growth - blended	8.4%	8.1%	8.4%	7.4%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $67.2 million for the three months ended June 30, 2022, an increase of $13.1 million or 24.3% compared to the same period in 2021. The increase in NOI was primarily driven by a $16.1 million or 20.6% increase in rental revenues attributable to a 10.4% increase in the average monthly rent ($1,670 in Q2 2022 vs. $1,513 in Q2 2021) and portfolio growth (Tricon's proportionate share of rental homes was 20,910 in Q2 2022 compared to 18,662 in Q2 2021, an increase of 12.0%). Other revenue also increased by $1.8 million or 48.1% as a result of incremental ancillary revenues earned on services provided to residents such as smart-home technology and renters insurance. This favorable change in revenue was partially offset by a $4.8 million or 17.2% increase in direct operating expenses due to incremental costs associated with a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased property management costs reflecting a tighter labor market.

Single-family rental same home NOI growth was 10.5% in the second quarter of 2022, primarily driven by revenue growth of 8.2%, reflecting a 7.6% increase in average monthly rent ($1,623 in Q2 2022 compared to $1,509 in Q2 2021) coupled with an 80 basis point improvement in occupancy to a record 98.3% as well as ancillary revenue growth of 11.2%. This favorable growth in revenue was partially offset by a 3.7% increase in operating expenses reflecting higher property taxes and property management expenses, offset primarily by lower turnover, repairs and maintenance expenses.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio by acquiring 2,489 homes during the quarter, bringing its total managed portfolio to 33,423 rental homes. The homes were purchased at an average cost per home of $364,000, including up-front renovations, for a total acquisition cost of $906 million, of which Tricon's share was approximately $274 million. Tricon continued to acquire homes at attractive capitalization rates, and notwithstanding higher financing costs, expects returns to remain favorable over the long term given strong underlying rent growth. The Company remains on track to acquire approximately 8,000 homes in 2022.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  Tricon's share of U.S. multi-family rental NOI was $4.0 million compared to $3.5 million for the same period in 2021, a $0.6 million or 16.4% increase on a same-property basis. The favorable NOI growth is largely driven by a $0.8 million or 13.6% year-over-year increase in revenue attributable to a 13.5% year-over-year improvement in average monthly rent. Total operating expenses increased marginally by $0.2 million to $2.6 million reflecting increased usage and rising prices of third-party contract services and higher property management costs owing to a competitive labor market;
  In the Canadian multi-family business, The Selby reported strong leasing activity, with the property achieving record occupancy of 98.0% and blended rent growth of 15.1%, resulting in year-over-year NOI growth of 47.1%;
  Tricon's investments in U.S. residential developments generated $23.0 million of distributions to the Company in Q2 2022, including $8.3 million in performance fees. On June 13, 2022, the Company closed on a second joint venture arrangement ("THPAS Development JV-2") with ASRS, which will continue to advance the development of single-family build-to-rent communities. The total equity committed to this venture is $500 million, including a $100 million co-investment from Tricon and $400 million from ASRS, which is expected to be deployed over an investment period of three years;
  Across Tricon's Canadian residential development portfolio, construction continues to progress on schedule, with the majority of projects under construction being funded by construction loans. Of note, Queen & Ontario began construction during the quarter and the Symington project is on schedule to begin construction in Q1 2023. Construction at the Taylor and Canary Landing (West Don Lands) - Block 8 continues to progress, with first occupancy anticipated by the end of 2022 and early 2023, respectively; and
  Subsequent to quarter-end, the Company and its partner, the Canada Pension Plan Investment Board ("CPPIB"), approved the amendment of the CPPIB joint venture to provide for, among other matters, an increase of the venture’s maximum equity capitalization from C$500 million at inception to C$1.5 billion and the funding of all projects (including Queen & Ontario and Symington) with equity only. This amendment results in a reduction of Tricon’s maximum equity co-investment from C$150 million to C$115.7 million. In preparation for this amendment, the Company reduced its Queen & Ontario equity ownership from 30% to 10% by selling the equity to CPPIB in the second quarter of 2022 for net proceeds of $10.4 million.

Change in Net Assets

As at June 30, 2022, Tricon's net assets grew by $394.3 million to $3.6 billion compared to $3.2 billion as at March 31, 2022. The increase was primarily driven by reported net income of $415.8 million for the quarter (including fair value gains of $395.8 million on the single-family rental properties or $287.4 million on a proportionate basis). As a result, Tricon's book value (net assets) per common share outstanding increased by 12% sequentially or 38% year-over-year to $13.21 (C$17.02) as at June 30, 2022.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $371 million of undrawn capacity as at June 30, 2022. The Company also had approximately $146 million of unrestricted cash on hand, resulting in total liquidity of $517 million.

As at June 30, 2022, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.7 billion, reflecting a pro-rata net debt to assets ratio of 36.0%. For the three months ended June 30, 2022, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 7.8x.2

On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of approximately $350 million, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.

2022 Guidance Update

As a result of the strong operating performance during the second quarter, the Company updated its guidance for the Core FFO per share and same home metrics for the current fiscal year as follows:

For the year ended December 31	Current 2022 Guidance			Previous 2022 Guidance			Update Drivers

Core FFO per share	$0.60	-	$0.64	$0.60	-	$0.64	Strong same home trends offset by rising interest expense expected on future single-family rental financing

Same home revenue growth	8.0%	-	9.5%	7.5%	-	9.5%	Continued strong rent growth trends
Same home expense growth	7.0%	-	8.5%	7.0%	-	9.0%	Continued expectation of high property taxes and inflationary cost pressures
Same home NOI growth	8.5%	-	10.0%	7.5%	-	9.5%	Driven by stronger than expected revenue growth
Single-family rental home acquisitions	~8,000			8,000+			On track to achieve but not exceed target

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” section and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section, as the figures presented above are considered to be “financial outlook” for purposes of applicable securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On August 9, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2022 to shareholders of record on September 30, 2022.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 10 a.m. ET on Thursday, August 11, 2022 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 2 pm ET on August 11, 2022 until midnight ET on September 10, 2022. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three and six months ended June 30, 2022, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s filed Form 6-K. The financial information therein is presented in U.S. dollars.

The Company has also made available on its website supplemental information for the three and six months ended June 30, 2022. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 41,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage, anticipated home acquisitions, the single-family rental unit acquisition and development pipeline and the benefits to the Company of such factors. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; fluctuation in interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2022 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this press release are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activities and improved management efficiencies accompanying portfolio growth; and the availability of homes meeting the Company’s single-family rental acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$415,835	$145,517	$270,318	$578,182	$186,850	$391,332

Fair value gain on rental properties	(395,835)	(254,312)	(141,523)	(695,407)	(366,614)	(328,793)
Fair value gain on Canadian development properties	(874)	—	(874)	(874)	—	(874)
Fair value (gain) loss on derivative financial instruments and other liabilities	(156,487)	41,475	(197,962)	(127,125)	78,647	(205,772)
Limited partners' share of FFO adjustments	109,887	42,704	67,183	195,883	62,822	133,061
FFO attributable to Tricon's shareholders	$(27,474)	$(24,616)	$(2,858)	$(49,341)	$(38,295)	$(11,046)

Core FFO from U.S. and Canadian multi-family rental	2,505	1,919	586	4,826	9,449	(4,623)
Income from equity-accounted investments in multi-family rental properties	(18,905)	(14,272)	(4,633)	(35,942)	(13,815)	(22,127)
Loss (income) from equity-accounted investments in Canadian residential developments	98	(27)	125	113	(24)	137
Deferred income tax expense	63,604	47,104	16,500	111,491	114,231	(2,740)
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	—	(44,502)	44,502
Interest on convertible debentures	—	2,477	(2,477)	—	4,928	(4,928)
Interest on Due to Affiliate	4,246	4,312	(66)	8,532	8,625	(93)
Amortization of deferred financing costs, discounts and lease obligations	4,603	4,475	128	8,645	8,389	256
Equity-based, non-cash and non-recurring compensation(1)	18,845	4,500	14,345	38,794	7,677	31,117
Other adjustments	3,487	9,854	(6,367)	6,926	11,585	(4,659)
Core FFO attributable to Tricon's shareholders	$51,009	$35,726	$15,283	$94,044	$68,248	$25,796

Recurring capital expenditures(2)	(10,279)	(7,500)	(2,779)	(19,656)	(14,205)	(5,451)
AFFO attributable to Tricon's shareholders	$40,730	$28,226	$12,504	$74,388	$54,043	$20,345

(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(2) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditure.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,502	$49,325	$108,237	$97,470
Net operating income (NOI), proportionate non-same home	12,685	4,732	22,241	8,214
Net operating income (NOI), proportionate total portfolio	67,187	54,057	130,478	105,684
Limited partners' share of NOI(1)	37,209	16,687	67,191	31,232
Net operating income from single-family rental properties per financial statements	$104,396	$70,744	$197,669	$136,916
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$99,852	$81,930	$17,922	21.9%
Total direct operating expenses	32,665	27,873	4,792	17.2%

Net operating income (NOI)(1)	$67,187	$54,057	$13,130	24.3%
Net operating income (NOI) margin(1)	67.3%	66.0%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$194,411	$159,835	$34,576	21.6%
Total direct operating expenses	63,933	54,151	9,782	18.1%

Net operating income (NOI)(1)	$130,478	$105,684	$24,794	23.5%
Net operating income (NOI) margin(1)	67.1%	66.1%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$79,865	$73,782	$6,083	8.2%
Total direct operating expenses	25,363	24,457	906	3.7%

Net operating income (NOI)(1)	$54,502	$49,325	$5,177	10.5%
Net operating income (NOI) margin(1)	68.2%	66.9%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$159,029	$145,413	$13,616	9.4%
Total direct operating expenses	50,792	47,943	2,849	5.9%

Net operating income (NOI)(1)	$108,237	$97,470	$10,767	11.0%
Net operating income (NOI) margin(1)	68.1%	67.0%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$4,039	$3,471	$7,851	$3,471
Interest expense, proportionate portfolio	(1,428)	(1,374)	(2,798)	(1,374)
Other expenses, proportionate portfolio	(384)	(566)	(643)	(1,115)
Fair value gain on multi-family rental properties, proportionate portfolio	16,508	12,673	31,202	12,673
Income from equity-accounted investments in U.S. multi-family rental properties per financial statements(1)	$18,735	$14,204	$35,612	$13,655

Net operating income (NOI), proportionate portfolio(2)	$—	$—	$—	$3,245
Net operating income (NOI), IFRS reconciliation(2)	—	—	—	12,979
Interest expense	—	—	—	(7,845)
Other expenses	—	—	—	(1,176)
Loss on sale(1)	—	—	—	(84,427)
Net loss from discontinued operations before income taxes per financial statements(1)	$—	$—	$—	$(77,224)

(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date. The loss on sale was mainly attributable to the derecognition of goodwill.

(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. To assist with comparability against financial results after March 31, 2021, the total NOI from discontinued operations has been apportioned between Tricon's retained ownership interest (20%) and Tricon's disposed ownership interest (80%).

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$6,398,997	$—	$—	$6,398,997	$3,864,427	$10,263,424
Equity-accounted investments in multi-family rental properties	232,704	—	—	232,704	—	232,704
Equity-accounted investments in Canadian residential developments	—	97,521	—	97,521	—	97,521
Canadian development properties	—	138,920	—	138,920	—	138,920
Investments in U.S. residential developments	—	127,757	—	127,757	—	127,757
Restricted cash	90,776	255	1,295	92,326	66,021	158,347
Goodwill, intangible and other assets	1,496	—	131,098	132,594	2,507	135,101
Deferred income tax assets	—	—	115,160	115,160	—	115,160
Cash	40,844	1,259	17,285	59,388	87,075	146,463
Other working capital items(1)	15,070	1,661	26,884	43,615	19,534	63,149
Assets held for sale	—	8,741	—	8,741	—	8,741
Total assets	$6,779,887	$376,114	$291,722	$7,447,723	$4,039,564	$11,487,287

Liabilities
Debt	2,455,823	11,711	142,539	2,610,073	2,486,453	5,096,526
Due to Affiliate	—	—	254,201	254,201	—	254,201
Other liabilities(2)	142,743	3,935	230,152	376,830	1,553,111	1,929,941
Deferred income tax liabilities	—	—	592,699	592,699	—	592,699
Total liabilities	$2,598,566	$15,646	$1,219,591	$3,833,803	$4,039,564	$7,873,367

Non-controlling interest	—	—	5,568	5,568	—	5,568

Net assets attributable to Tricon's shareholders	$4,181,321	$360,468	$(933,437)	$3,608,352	$—	$3,608,352

Net assets per share(3)	$15.31	$1.32	$(3.42)	$13.21
Net assets per share (CAD)(3)	$19.73	$1.70	$(4.41)	$17.02
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.

(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3) As at June 30, 2022, common shares outstanding were 273,051,643 and the USD/CAD exchange rate was 1.2886.

TOTAL AUM

	June 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,551,473	52.0%	$6,816,668	49.6%
Principal AUM	7,882,872	48.0%	6,919,664	50.4%
Total AUM	$16,434,345	100.0%	$13,736,332	100.0%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended June 30, 2022
Net income attributable to Tricon's shareholders from continuing operations	$415,835	$—	$415,835
Interest expense	25,986	19,878	45,864
Current income tax expense	1,104	—	1,104
Deferred income tax expense	63,604	—	63,604
Amortization and depreciation expense	3,584	—	3,584
Fair value gain on rental properties	(287,439)	(108,396)	(395,835)
Fair value gain on Canadian development properties	(874)	—	(874)
Fair value gain on derivative financial instruments and other liabilities	(154,996)	(1,491)	(156,487)
Look-through EBITDAre adjustments from non-consolidated affiliates	(14,411)	—	(14,411)
EBITDAre, consolidated	$52,393	$(90,009)	$(37,616)

Equity-based, non-cash and non-recurring compensation	18,845	—	18,845
Other adjustments(1)	2,648	2,255	4,903
Limited partners' share of EBITDAre adjustments	—	87,754	87,754
Non-controlling interest's share of EBITDAre adjustments	(201)	—	(201)
Adjusted EBITDAre	$73,685	$—	$73,685

Adjusted EBITDAre (annualized)			$294,740

(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$3,227	$2,255	$5,482
Realized and unrealized foreign exchange gain	(100)	—	(100)
Look-through other adjustments from non-consolidated affiliates	87	—	87
Lease payments on right-of-use assets	(566)	—	(566)
Total other adjustments	$2,648	$2,255	$4,903

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	June 30, 2022

Pro-rata assets of consolidated entities(1)	$7,117,498

U.S. multi-family rental properties	375,662
Canadian multi-family rental properties	40,085
Canadian residential developments	213,618
Pro-rata assets of non-consolidated entities	629,365

Pro-rata assets, total	$7,746,863
Pro-rata assets (net of cash), total(2)(3)	$7,585,036

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.

(2) Reflects proportionate cash and restricted cash of $151,714 as well as pro-rata cash and restricted cash of non-consolidated entities of $10,113.
(3) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	June 30, 2022

Pro-rata debt of consolidated entities	$2,610,073

U.S. multi-family rental properties	159,591
Canadian multi-family rental properties	18,320
Canadian residential developments	105,390
Pro-rata debt of non-consolidated entities	283,301

Pro-rata debt, total	$2,893,374
Pro-rata net debt, total(1)(2)	$2,731,547

Pro-rata net debt to assets	36.0%
(1) Reflects proportionate cash and restricted cash of $151,714 as well as pro-rata cash and restricted cash of non-consolidated entities of $10,113.
(2) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	June 30, 2022

Equity-accounted investments in U.S. multi-family rental properties
Tricon's pro-rata share of assets	$375,662
Tricon's pro-rata share of debt	(159,591)
Tricon's pro-rata share of working capital and other	(4,149)
Equity-accounted investments in U.S. multi-family rental properties	211,922

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$40,085
Tricon's pro-rata share of debt	(18,320)
Tricon's pro-rata share of working capital and other	(983)
Equity-accounted investments in Canadian multi-family rental properties	20,782

Equity-accounted investments in multi-family rental properties	$232,704

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets	$213,618
Tricon's pro-rata share of debt	(105,390)
Tricon's pro-rata share of working capital and other	(10,707)
Equity-accounted investments in Canadian residential developments	$97,521

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	June 30, 2022

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,214,097

U.S. multi-family rental properties debt	159,591
Canadian multi-family rental properties debt	18,320
Pro-rata debt of non-consolidated entities (stabilized properties)	177,911

Pro-rata debt (stabilized properties), total	$2,392,008
Pro-rata net debt (stabilized properties), total(2)	$2,285,813

Adjusted EBITDAre (annualized)(3)	$294,740
Pro-rata net debt to Adjusted EBITDAre (annualized)	7.8x

(1) Excludes $11,711 of development debt directly related to the consolidated Canadian development portfolio and $384,265 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.

(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $101,079 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $5,116.

(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

_______________________
1 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
2 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com